UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

Bitzio, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

091751 107
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091751 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Amish Shah
2.	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	6,500,000
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	6,500,000
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,000 shares of common stock, including 500,000 shares of common stock issuable upon exercise of stock options
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) G
11.	Percent of Class Represented by Amount in Row (9) 12.9%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)

Name of Issuer

Bitzio, Inc.

(b)

Address of Issuer’s Principal Executive Offices

548 Market Street, Suite 18224, San Francisco, California, 94104

Item 2.

(a)

Name of Person Filing

Amish Shah

(b)

Address of Principal Business Office or, if none, Residence

8605 Santa Monica Boulevard, Suite 57149, Los Angeles, California, 90069

(c)

Citizenship

United States

(d)

Title of Class of Securities

Shares of common stock and options to purchase shares of common stock

(e)

CUSIP Number

091751 107

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)	G
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)	G
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)	G
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)	G
(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)	G
(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)	G
(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G)	G

(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)	G
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)	G
(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J)	G

Item 4.

Ownership.

(a)

Amount beneficially owned

6,500,000 shares of common stock, including 500,000 shares of common stock issuable upon exercise of stock options

(b)

Percent of class

12.9%

(c)

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	6,500,000
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	6,500,000
(iv) Shared power to dispose or to direct the disposition of	0

Item 5.

Ownership of Five Percent or Less of a Class

Not applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Dvaraka Marketing, LLC – a limited liability company for which the reporting person is sole manager and owner and has sole dispositive and voting power over the securities owned by it – has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,000,000 shares of the common stock of the Issuer and which shares are included in the amount reported herein.

The filing of this Schedule 13G shall not be construed as an admission that the reporting person is the beneficial owner of such shares for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.

Identification and Classification of Members of the Group

Not applicable

Item 9.

Notice of Dissolution of Group

Not applicable

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2012

Date

/s/ Amish Shah

Signature

Amish Shah

Name/Title